EXHIBIT 12.1

INTERCEPT PHARMACEUTICALS INC.

STATEMENT OF COMPUTATION OF RATIOS

	Years Ended December 31,
	2010	2011	2012	2013
	(in thousands)
Earnings:
Net Loss	$(15,088)	$(12,737)	$(43,644)	$(67,792)
Add: Fixed charges	125	110	109	208
Earnings as defined	$(14,963)	$(12,627)	$(43,535)	$(67,584)

Fixed Charges & Preferred Stock Dividends:
Interest expense	$25	$13	$4	$-
Estimated interest component of rent expenses	100	97	105	208
Total fixed charges	125	110	109	208

Preferred stock dividends	(2,901)	(3,000)	2,630	-
Total fixed charges & preferred stock dividends	$(2,776)	$(2,890)	$2,739	$208

Ratio of earnings to fixed charges (1)(2)	-	-	-	-

Ratio of earnings to combined fixed charges & preferred stock dividends (1)(3)	-	-	-	-

(1)	Due to our losses for the years ended December 31, 2010, 2011, 2012 and 2013, the ratio coverage was less than 1:1.

(2)	We would have needed to generate additional earnings of $15.1 million, $12.7 million, $43.6 million and $67.8 million for the years ended December 31, 2010, 2011, 2012 and 2013, respectively, to cover our fixed charges in those periods.

(3)	We would have needed to generate additional earnings of $18.0 million, $15.7 million, $46.3 million and $67.8 million for the years ended December 31, 2010, 2011, 2012 and 2013, respectively, to cover our fixed charges and accrued preferred dividends in those periods. We did not have any preferred stock outstanding after the completion of our initial public offering in October 2012.